

UNITED STATES
SECURITIES AND EXCHANGE C
Washington, D.C. 2054



11016094

/IB APPROVAL
imber 3235-0123
April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 25 2011

Washington, DC
110

SEC FILE NUMBER
8-68319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/10**   AND ENDING   **12/31/10**
                                               (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SHEA & COMPANY, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 BOYLSTON STREET, FLOOR 7
(No. and Street)

BOSTON   **MA**   **02127**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPER J. PINGPANK   **(617) 896-2218**
                                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN P.C.
(Name - *if individual, state last, first, middle name*)

350 MASSACHUSETTS AVENUE   **CAMBRIDGE**   **MA**   **02139**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shea & Company, LLC as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MANAGING DIRECTOR.
Title

Notary Public _____

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplementary Information

Shea & Company, LLC

December 31, 2010

SHEA & COMPANY, LLC

Financial Statements and Supplementary Information

Table of Contents



Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division

350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Independent Registered Auditors' Report

To the Member
Shea & Company, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Shea & Company, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17-a5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shea & Company, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in the supplemental Schedule I, Schedule II and Schedule III is presented for the purposes of additional analysis and is not a required part of the basic financial statements. These schedules are the responsibility of the Company's management. Schedule I, Schedule II and Schedule III are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

February 23, 2011
Cambridge, Massachusetts

Statement of Financial Condition

December 31, 2010

Assets

Current assets:		
Cash	$	502,512
Total assets	$	**502,512**

Liabilities and member's equity

Current liabilities:		
Accounts payable and accrued expenses	$	3,486
Member's equity		499,026
Total liabilities and member's equity	$	**502,512**

SHEA & COMPANY, LLC

Statement of Operations

Year Ended December 31, 2010

Revenue

Retainer fees	$	435,000
Success fees		700,000
Total revenue		**1,135,000**

Operating expenses

Payroll expenses	453,814
General and administrative	139,799
Rent and occupancy expenses	48,422
Total operating expenses	**642,035**
Interest income	2,566

Net income	$	**495,531**

SHEA & COMPANY, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2010

Member's equity at January 1, 2010	$	616,014
Net income		495,531
Distributions		(612,519)
Member's equity at December 31, 2010	$	499,026

SHEA & COMPANY, LLC

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:

Net income	$	495,531
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable		140,000
Accounts payable and accrued expenses		(7,216)
Net cash provided by operating activities		**628,315**

Cash flows from financing activities:

Distributions		(612,519)
Net cash used by financing activities		**(612,519)**
Net increase in cash		**15,796**
Cash, beginning of year		486,716
Cash, end of year	$	**502,512**

Note 1 - Summary of Significant Accounting Policies

Description of Business

Shea & Company, LLC (the "Company") was formed as a limited liability company on January 25, 2005 and became a registered broker-dealer under the Securities Exchange Act of 1934 on July 13, 2010. The Company provides merger and acquisition advisory services, capital raising advisory services through private sales of equity and debt securities to institutional investors, and other financial advisory services, to software and technology companies primarily throughout the United States, as well as in Canada and Europe.

The Company cannot hold customer funds or securities and does not expect any business activity for or with retail securities customers. In private placement advisory transactions, the Company acts as placement agent and does not underwrite issuer securities.

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution.

Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Client fees and expense reimbursements are due the sooner of 30 days from the date of invoice and the closing of the related investment banking transaction.

The carrying amount of client fees receivable is reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2010, management believed no valuation allowance was warranted.

SHEA & COMPANY, LLC

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue from services provided are recognized at the time there is persuasive evidence the Company's services have been substantially completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

The Company earns revenue by way of fees for retainers and transaction success fees.

Retainer fees: In most engagements, clients are assessed non-refundable retainer fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods vary in length. Retainer fees are considered earned when the services are performed over the period covered by the retainer fee.

Success fees: Success fees are owed to the Company on the closing of a merger and acquisition transaction, private placement transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed, or in the case of fairness opinions, when the opinion is delivered to the client.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reimbursed Expenses

The Company accounts for reimbursed expenses in accordance with the applicable standards. Accordingly, all reimbursed expenses are charged to revenue.

Advertising Expense

The cost of advertising is expensed as incurred.

Note 1 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

The Company adopted accounting standards relative to fair value measurements for investments maintained by the Company, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date. The type of investments generally included in this category includes listed equities and mutual funds.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds, less liquid and restricted equity securities, and certain over-the-counter derivatives.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation. Investments which are generally included in this category may include private equity funds, hedge funds, partnerships and limited liability companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Federal and State Income Taxes

The Company is treated as a sole proprietor limited liability corporation for federal and state income tax purposes. Consequently, the member is taxed individually on the Company's income or losses. Therefore, the financial statements do not reflect a provision for income taxes.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (Continued)

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as a tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's federal and state income tax returns are generally open for examination for the past 3 years.

Subsequent Events

The Company evaluated subsequent events through February 23, 2011, the date the financial statements were authorized to be issued.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, of $5,000 and requires its aggregate indebtedness to all other persons, as defined, shall not exceed an 8 to 1 ratio (800%) of its net capital. At December 31, 2010, the Company had net capital of $499,026 which was $494,026 in excess of its required net capital. At December 31, 2010, the Company's percentage of aggregate indebtedness to net capital was 0.70%.

Note 3 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Note 4 - Commitments

Operating Lease

The Company has entered into an operating lease agreement for its office space in Boston, Massachusetts. This agreement includes both rent and shared office expense components. The term of the current lease is from December 1, 2010 to November 30, 2012.

Minimum future lease payments under this operating lease are as follows:

2011	$	71,849
2012		65,862
	$	**137,711**

Rent and occupancy expenses under this lease agreement, which is included in operating expenses, was $48,422 for the year ended December 31, 2010.

Note 5 - Employee Benefit Plan

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contribution to the Plan for the year ended December 31, 2010 was $74,871.

Supplementary Information

SHEA & COMPANY, LLC

Computation of Aggregate Indebtedness
and Net Capital Pursuant to Rule 15c3-1

Schedule I

December 31, 2010

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Shea & Company, LLC had the following Excess Net Capital at December 31, 2010:

Total member's equity from the statement of financial condition	$	**499,026**
Deductions:		
Non-allowable assets		-
Net capital		**499,026**
Aggregate indebtedness included in statement of financial condition:		
Accounts payable and accrued expenses		3,486
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $5,000		
or 6-2/3% of aggregate indebtedness)		5,000
Capital in excess of minimum requirement	$	**494,026**
Ratio, aggregate indebtedness to net capital	%	0.70

The Company became a registered broker-dealer under the Securities Act of 1934 on July 13, 2010. For the period from July 13, 2010 through December 31, 2010, total revenues were $705,000 and total operating expenses were $357,467 and interest income was $792, resulting in a net income of $348,325.

SHEA & COMPANY, LLC

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with That of the Registrant as Filed in Part IIA of Form X-17A-5

Schedule II

December 31, 2010

Aggregate Indebtedness

There were no material adjustments to the aggregate indebtedness calculation.

Net Capital

There were no material adjustments to the net capital calculation.

SHEA & COMPANY, LLC

Statement Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

Schedule III

December 31, 2010

As described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph K(2)(i) of the rule.



Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division

350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

*Independent Auditors' Report on Compliance and Internal
Accounting Control Required by SEC Rule 17a-5
Pursuant to Rule 15c3-3 Exemption*

To the Member
Shea & Company, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Shea & Company, LLC (the "Company") as of and for the year ended December 31, 2010 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 23, 2011
Cambridge, Massachusetts

15



Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Shea & Company, LLC

December 31, 2010

SHEA & COMPANY, LLC

Table of Contents

Agreed-Upon Procedures


Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member of Shea & Company, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Shea & Company, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. We noted no listed assessment payments in Form SIPC-7;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. We noted no adjustments reported in Form SIPC-7 and in the related schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. We noted no overpayment applied to the current assessment on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 23, 2011
Cambridge, Massachusetts

SHEA & COMPANY, LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2010

General assessment				$	1,764
Less payments made:					
	Date Paid	**Amount**			
		$ -			-
Interest on late payment(s)					-
Total assessment balance and interest due				$	1,764

Attach a copy of the SIPC-7 to the record or attach a summary schedule of the SIPC-7

SHEA & COMPANY, LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2010

Revenues:		
Financial advisory	$	705,000
Interest income		792
SIPC net operating revenues	$	705,792
General assessment @ .0025	$	1,764



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